Exhibit 99.1

AMTD Group to Add International Fashion Brand VIVIENNE TAM to Its Portfolio After Acquisition of L’Officiel Inc SAS

November 01, 2022 05:59 PM Eastern Daylight Time

NEW YORK & HONG KONG & SINGAPORE—(BUSINESS WIRE)—AMTD IDEA Group (“AMTD IDEA”) (NYSE: AMTD; SGX: HKB), a subsidiary of AMTD Group Company Limited (“AMTD Group”) and a leading platform for comprehensive financial services and digital solutions, and AMTD Digital Inc. (“AMTD Digital”) (NYSE: HKD), a controlled and consolidated subsidiary of AMTD IDEA and a comprehensive one-stop digital solutions platform in Asia, jointly announced that AMTD Group entered into a term sheet (the “Term Sheet”) with Ms. Vivienne Tam for the acquisition of the “VIVIENNE TAM” brand including acquisition of certain assets and intellectual properties globally (the “Assets Acquisition”). Ms. Vivienne Tam will be appointed as head of design and creations of AMTD Digital and, subject to the corporate governance approval procedures, be appointed as a board director of AMTD Digital.

VIVIENNE TAM is a leading international fashion brand originated from its Hong Kong roots with Asian heritage which embodies AMTD Group’s global vision of building bridges between the East and the West. VIVIENNE TAM was founded in 1993 in New York City by the internationally famous fashion designer Ms. Vivienne Tam, who was honored by Forbes Magazine as one of the “25 Top Chinese-Americans in Business” and People Magazine as one of the “50 Most Beautiful People” in the world. Through this Assets Acquisition, AMTD Group intends to devote its efforts to develop and transform VIIVENNE TAM into an increasingly global front-running brand expanding in full scale into the metaverse and tapping into a global network of Web3 partners.

The Assets Acquisition is expected to facilitate a synergetic integration of VIVIENNE TAM with AMTD Group’s global network of key ecosystem players and intellectual properties including L’Officiel.

Narrating brand stories since 1921 for more than 100 years, L’Officiel will lead the step-up of VIVIENNE TAM’s brand legacy, fuse its digital transformation, and expand its global connectivity to put the brand into multi-media channels over multi-lateral dimensions.

“I am very happy to see how AMTD Group continues its international strategic development with this acquisition, and contributes to promoting worldwide awareness and the soft power and influences of Chinese culture and creativity for the East to meet the West business thematic and approaches,” said Dr. Feridun Hamdullahpur, Chairman of AMTD IDEA, and a board director of AMTD Group and AMTD Digital.

“This moment truly reinforces AMTD Group’s ambition of developing an innovative vision for lifestyle, fashion, entertainment, and VIP services on a combined basis. AMTD Group embraces VIVIENNE TAM’s brand as one of our strategic moves to go into sub-verticals from L’Officiel, our global fashion media business, and target for acquisition opportunities over a wide diversity range of brands and intellectual properties to establish our unique platform of luxurious and VIP services. I am proud to see such renowned global brand joining our network of champions and ecosystem partners,” said Dr. Calvin Choi, Chairman of AMTD Group and Chairman of L’Officiel.

Known for fusing Eastern and Western cultures in her designs, Ms. Vivienne Tam is also synonymous of a pioneering look towards fashion’s metaversial future. The brand presented its exploration of metaverse and NFT in the most recent collection shown at New York Fashion Week.

“I have always had a great respect for Ms. Vivienne Tam and the way she successfully created a unique bridge between cultures throughout her brand. This is a very exciting moment for both AMTD Group and VIVIENNE TAM as I am sure this dialogue will foster our common creativity even further,” said Marie-José Jalou, daughter to L’Officiel’s founder and retired president of L’Officiel.

“I am excited for the opportunity to join hands with Calvin and have the VIVIENNE TAM brand to officially enter AMTD Group’s integrated network and contribute to its global strategy, in line with my brand’s philosophy of building bridges between the East and the West. I believe this will be a great step in creating new ways of fashion expression under the VIVIENNE TAM brand and contributing to people’s living in better ways for the future,” said Ms. Vivienne Tam, founder of the eponymous fashion brand.

“VIVIENNE TAM’s digital Web3 strategy and creativity has impressed me. As chief metaverse officer of AMTD IDEA, I will ensure the broadening of the brand’s community thanks to an aligned and impactful Web3 creative strategy. As chief executive officer of L’Officiel, I am also pleased to support VIVIENNE TAM in the development of its narrative and enhancement of its brand heritage, reflective of its Hong Kong roots and the beauty of a successful East meeting West story,” said Benjamin Eymère, chief metaverse officer of AMTD IDEA and chief executive officer of L’Officiel.

Subject to the execution of definitive transaction agreements as well as certain customary closing conditions, including the satisfactory legal, business, and financial due diligence by AMTD Group, the Assets Acquisition is expected to close in 2023.

About AMTD Group

AMTD Group is a Hong Kong headquartered Asia conglomerate with core business portfolio to span across financial services, digital solutions, media and culture, education and training, and premium assets.

About AMTD IDEA Group

AMTD IDEA Group, formerly known as AMTD International Inc. (NYSE: AMTD; SGX: HKB), represents a premier Asian financial institution and digital solutions group connecting companies and investors from Asia, including China and Hong Kong as well as the ASEAN markets with global capital markets. Its comprehensive one-stop financial services plus digital solutions platform addresses different clients’ diverse and inter-connected financial needs and digital requirements across all phases of their life cycles. Leveraging its deep roots in Asia and its unique ecosystem — the “AMTD SpiderNet” — AMTD IDEA Group is uniquely positioned as an active super-connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at “@AMTDGroup.” For AMTD IDEA Group’s announcements, please visit https://ir.amtdinc.com/news.

About AMTD Digital Inc.

AMTD Digital Inc. (NYSE: HKD) is a comprehensive digital solutions platform in Asia. Its one-stop digital solutions platform operates four main business lines including digital financial services, SpiderNet ecosystem solutions, digital media, content and marketing, as well as digital investments. It is the fusion reactor at the core of the AMTD SpiderNet ecosystem and empowers and integrates the various digital businesses within its ecosystem. For AMTD Digital’s announcements, please visit https://ir.amtdigital.net/investor-news.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group and/or AMTD Digital, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group and/or AMTD Digital with the SEC. All information provided in this press release is as of the date of this press release, and neither AMTD IDEA Group nor AMTD Digital undertakes any obligation to update any forward-looking statement, except as required under applicable law.

About Vivienne Tam

Vivienne Tam, honored by Forbes magazine as one of the “25 Top Chinese-Americans in Business” and People Magazine as one of the “50 Most Beautiful People” in the world, is an international designer known for her culture-bridging, east-meets-west approach to design as well as pioneering global collaborations marrying fashion with technology and renowned brands such as HP, Lenovo/Moto, Tencent, Google, and Starbucks. Vivienne Tam effortlessly blends her cultural roots with a modern design vocabulary recognized for its artistry. She is also the author of the award winning book “China Chic” and pieces from her collections are housed in the permanent archives of the world’s most prestigious museums including the Metropolitan Museum of Art in New York, the Victoria and Albert Museum in London, and Andy Warhol Museum in Pittsburgh.

In 2015, Ms. Tam’s three iconic gowns including Buddha collection were highlighted in the Metropolitan Museum Exhibition: “China: Through the Looking Glass” and received rave reviews. The entire process of staging the exhibit was made into a documentary “The First Monday in May,” which premiered around the globe. In 2017, she was presented with “China Fashion Award — International Designer of the Year 2017” on Mercedes-Benz China Fashion Week in recognition of her contributions and achievements in promoting Chinese culture around the world. In 2018, coinciding with the 10th anniversary of Beijing Olympics, Vivienne Tam came home to China with the world debut of her S/S 2019 fashion show in the spectacular Bird’s Nest Culture Center in Beijing National Stadium. In 2022, Ms. Tam returned to S/S23 New York Fashion Week and bridge the reality of fashion world with the virtual possibilities of metaverse, featuring the most celebrated NFTs.

Contacts

For AMTD Group:

IR Office

AMTD Group

TEL: +852 3163-3389

For AMTD IDEA Group:

IR Office

AMTD IDEA Group

TEL: +852 3163-3389

EMAIL: ir@amtdinc.com

For AMTD Digital Inc.:

IR Office

AMTD Digital Inc.

TEL: +852 3163-3298

EMAIL: ir@amtdigital.com